Exhibit 99.1

GFL Environmental Inc.

Unaudited Interim Condensed

Consolidated Financial Statements

For the three and six months ended June 30, 2022

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In millions of dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2022	2021(1)	2022	2021(1)
Revenue	11	$1,707.5	$1,216.1	$3,108.9	$2,315.7
Expenses
Cost of sales		1,482.0	1,104.4	2,747.6	2,113.2
Selling, general and administrative expenses		178.4	129.4	341.1	256.2
Interest and other finance costs	8	104.8	139.8	204.5	231.0
(Gain) loss on sale of property and equipment		(2.6)	0.3	(4.4)	1.1
Loss (gain) on foreign exchange		112.6	(37.3)	54.0	(76.3)
Mark-to-market (gain) loss on Purchase Contracts		(206.2)	(117.3)	(381.1)	111.0
Gain on divestiture		—	(35.5)	(6.5)	(35.5)
Impairment	4	9.1	—	9.1	—
		1,678.1	1,183.8	2,964.3	2,600.7
Share of net income of investments accounted for using the equity method		5.3	—	5.3	—
Earnings (loss) before income taxes		34.7	32.3	149.9	(285.0)
Current income tax expense		4.0	6.7	10.9	8.6
Deferred tax recovery		(51.9)	(28.9)	(80.6)	(64.4)
Income tax recovery		(47.9)	(22.2)	(69.7)	(55.8)
Net income (loss) from continuing operations		82.6	54.5	219.6	(229.2)
Net (loss) income from discontinued operations	18	(18.3)	8.0	(127.9)	9.7
Net income (loss)		64.3	62.5	91.7	(219.5)

Items that may be subsequently reclassified to net income (loss)
Currency translation adjustment		197.7	(87.0)	106.3	(163.8)
Reclassification to net income (loss) of fair value movements on cash flow hedges, net of tax		—	(4.4)	—	(4.4)
Fair value movements on cash flow hedges, net of tax		21.6	3.1	(0.8)	(2.7)
Other comprehensive income (loss) from continuing operations		219.3	(88.3)	105.5	(170.9)
Comprehensive income (loss) from continuing operations		301.9	(33.8)	$325.1	$(400.1)
Comprehensive (loss) income from discontinued operations		(18.3)	8.0	$(127.9)	$9.7
Total comprehensive income (loss)		$283.6	$(25.8)	$197.2	$(390.4)

Basic and diluted earnings (loss) per share	10
Continuing operations		$0.17	$0.12	$0.49	$(0.71)
Discontinued operations		(0.05)	0.02	(0.35)	0.03
Total operations		$0.12	$0.14	$0.14	$(0.68)

(1)	Comparative figures have been re-presented to reflect discontinued operations, refer to Note 2 and Note 18.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	Notes	June 30, 2022	December 31, 2021
Assets
Cash		$230.6	$190.4
Trade and other receivables, net		1,093.6	1,134.7
Prepaid expenses and other assets		194.8	170.6
Current assets		1,519.0	1,495.7

Property and equipment, net	4	6,047.1	6,010.6
Intangible assets, net	5	3,395.3	3,330.0
Investments accounted for using the equity method		298.0	—
Other long-term assets	6	38.5	36.3
Goodwill	5	7,814.1	7,501.1
Non-current assets		17,593.0	16,878.0
Total assets		$19,112.0	$18,373.7

Liabilities
Accounts payable and accrued liabilities		1,371.9	1,319.7
Income taxes payable		16.4	25.8
Long-term debt	7	17.1	17.2
Lease obligations		49.7	50.9
Due to related party	17	12.8	12.8
Tangible equity units	9	895.1	56.9
Landfill closure and post-closure obligations	6	38.5	39.1
Current liabilities		2,401.5	1,522.4

Long-term debt	7	8,773.0	7,961.8
Lease obligations		288.3	257.4
Other long-term liabilities		51.0	41.0
Due to related party	17	11.6	18.0
Deferred income tax liabilities		646.8	723.9
Tangible equity units	9	—	1,231.6
Landfill closure and post-closure obligations	6	795.6	841.5
Non-current liabilities		10,566.3	11,075.2
Total liabilities		12,967.8	12,597.6

Shareholders’ equity
Share capital	13	8,621.2	8,462.9
Contributed surplus		99.7	77.4
Deficit		(2,428.5)	(2,510.5)
Accumulated other comprehensive loss		(148.2)	(253.7)
Total shareholders’ equity		6,144.2	5,776.1
Total liabilities and shareholders’ equity		$19,112.0	$18,373.7

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of dollars except per share amounts)

						Accumulated other comprehensive income (loss)
	Notes	Share capital - # of shares	Share capital	Contributed surplus	Deficit	Cash flow hedges, net of tax	Currency translation	Total	Total shareholders’ equity
Balance, December 31, 2020		354,934,813	$7,644.8	$54.3	$(1,885.8)	$16.3	$(257.9)	$(241.5)	$5,571.8
Net loss and comprehensive loss		—	—	—	(219.5)	(7.1)	(163.8)	(170.9)	(390.4)
Dividends issued and paid		—	—	—	(8.7)	—	—	—	(8.7)
Share capital issued upon acquisition of subsidiary		46,966	2.0	—	—	—	—	—	2.0
Cancelled shares		(26,041)	(0.6)	—	—	—	—	—	(0.6)
Share capital issued on exercise of share options		1,000,000	5.2	(5.2)	—	—	—	—	—
Share capital issued on exercise and settlement of RSUs		9,880	0.2	(0.2)	—	—	—	—	—
Share capital issued on TEU conversion		2,202,823	91.9	—	—	—	—	—	91.9
Share-based payments	13	—	—	20.3	—	—	—	—	20.3
Balance, June 30, 2021		358,168,441	$7,743.5	$69.2	$(2,114.0)	$9.2	$(421.7)	$(412.4)	$5,286.3

Balance, December 31, 2021		375,061,066	$8,462.9	$77.4	$(2,510.5)	$13.2	$(267.0)	$(253.7)	$5,776.1
Net income and comprehensive income		—	—	—	91.7	(0.8)	106.3	105.5	197.2
Dividends issued and paid		—	—	—	(9.7)	—	—	—	(9.7)
Share capital issued upon acquisition of subsidiary	3	3,976,434	154.5	—	—	—	—	—	154.5
Cancelled shares	13	(8,057)	(0.2)	0.2	—	—	—	—	—
Share capital issued on exercise of share options	13	450,000	3.7	(3.7)	—	—	—	—	—
Share capital issued on exercise and settlement of RSUs	13	158,899	0.3	(0.3)	—	—	—	—	—
Share-based payments	13	—	—	26.1	—	—	—	—	26.1
Balance, June 30, 2022		379,638,342	$8,621.2	$99.7	$(2,428.5)	$12.4	$(160.6)	$(148.2)	$6,144.2

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2022	2021	2022	2021
Operating activities
Net income (loss)		$64.3	$62.5	$91.7	$(219.5)
Adjustments for non-cash items
Depreciation of property and equipment	4	241.1	221.8	472.8	425.4
Amortization of intangible assets	5	133.4	110.2	259.1	221.2
Share of net income of investments accounted for using the equity method		(5.3)	—	(5.3)	—
Gain on divestiture	5	—	(35.5)	(6.5)	(35.5)
Impairment		9.1	—	9.1	—
Impairment related to discontinued operations		18.3	—	128.1	—
Interest and other finance costs		104.8	139.8	208.0	231.9
Share-based payments	13	13.1	10.6	26.6	20.3
Loss (gain) on unrealized foreign exchange on long-term debt and TEUs		112.0	(38.6)	53.3	(77.5)
(Gain) loss on sale of property and equipment		(2.6)	0.2	(4.4)	1.0
Mark-to-market (gain) loss on Purchase Contracts		(206.2)	(117.3)	(381.1)	111.0
Current income tax expense		4.0	7.5	11.0	9.5
Deferred tax recovery		(51.9)	(29.4)	(82.5)	(64.9)
Interest paid in cash on Amortizing Notes component of TEUs		(0.6)	(1.0)	(1.3)	(2.3)
Interest paid in cash, excluding interest paid on Amortizing Notes		(87.5)	(134.0)	(183.7)	(174.7)
Income taxes paid in cash, net		(19.1)	(0.8)	(19.5)	(1.0)
Changes in non-cash working capital items	14	(90.8)	(9.9)	(160.4)	(44.0)
Landfill closure and post-closure expenditures	6	(4.9)	(8.6)	(7.8)	(10.7)
		231.2	177.5	407.2	390.2
Investing activities
Proceeds on disposal of assets		224.3	65.4	316.2	69.2
Purchase of property and equipment and intangible assets		(129.0)	(151.8)	(332.2)	(283.1)
Investment in joint ventures and associates		(19.6)	—	(31.8)	—
Business acquisitions, net of cash acquired	3	(880.3)	(135.0)	(947.4)	(203.3)
		(804.6)	(221.4)	(995.2)	(417.2)
Financing activities
Repayment of lease obligations		(18.4)	(22.4)	(35.0)	(37.2)
Issuance of long-term debt		1,052.6	1,313.9	1,291.1	1,761.3
Repayment of long-term debt		(381.0)	(906.8)	(547.9)	(1,325.3)
Payment of contingent purchase consideration and holdbacks	3	—	(0.9)	(10.2)	(15.9)
Repayment of Amortizing Notes		(14.2)	(12.9)	(28.2)	(26.4)
Dividends issued and paid		(5.0)	(4.5)	(9.7)	(8.7)
Payment of financing costs		(1.8)	(6.9)	(1.9)	(10.6)
Repayment of loan to related party		—	—	(6.4)	(6.4)
		632.2	359.5	651.8	330.8

Increase in cash		58.8	315.6	63.8	303.8
Changes due to foreign exchange revaluation of cash		(17.5)	(16.3)	(23.6)	(20.6)
Cash, beginning of period		189.3	11.1	190.4	27.2
Cash, end of period		$230.6	$310.4	$230.6	$310.4

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Refer to Note 18 for additional cash flow information.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

1.	DESCRIPTION OF THE BUSINESS

GFL Environmental Inc. (“GFL” or the “Company”) was formed on March 5, 2020 under the laws of the Province of Ontario. GFL’s subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “GFL” and tangible equity units (“TEUs”) trade on the New York Stock Exchange under the symbol “GFLU”.

GFL is in the business of providing non-hazardous solid waste management and environmental services. These services are provided through GFL and its wholly owned subsidiaries and a network of facilities across Canada and the United States. GFL’s registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

The unaudited interim condensed consolidated financial statements (the “Interim Financial Statements”) include the accounts of GFL and its subsidiaries for the three and six months ended June 30, 2022.

The Board of Directors approved the Interim Financial Statements on July 27, 2022.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Interim Financial Statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with GFL’s annual audited consolidated financial statements for the year ended December 31, 2021 (the “Annual Financial Statements”).

Basis of measurement

The Interim Financial Statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period and share-based payments as detailed in the Annual Financial Statements.

Presentation and functional currency

The Interim Financial Statements are presented in Canadian dollars which is GFL’s functional currency.

Use of estimates and judgments

The preparation of the Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the Interim Financial Statements are described in the Annual Financial Statements.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Annual Financial Statements, except as described below.

Held for sale

Assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and when the sale is considered highly probable. Depreciation of assets held for sale ceases when assets are classified as held for sale. Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Discontinued operations

A discontinued operation is a component of GFL’s business which comprises operations and cash flows that can be clearly separated from the rest of GFL, and which: represents either a separate major line of business or a geographical area of operations; is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or is a subsidiary acquired exclusively with a view to resale.

The classification as discontinued operations occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale. When operations are classified as discontinued operations, the comparative statements of operations and comprehensive income (loss) are re-presented as if the operations had been discontinued from the start of the comparative period. The consolidated statements of cash flows include cash flows of the discontinued operations, and are not re-presented to reflect discontinued operations. The comparative consolidated statement of financial position is not re-presented to reflect discontinued operations.

Equity accounting for joint arrangements and associates

Associates are all entities over which GFL has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost.

Joint arrangements are classified as either joint operations or joint ventures. The classification depends on contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Interest in joint ventures are accounted for by GFL using the equity method, after initially being recognized at cost.

New and amended standards adopted

A number of amended standards became applicable for the current reporting period. GFL was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Of those standards applicable to GFL, they are not expected to have a material impact on these Interim Financial Statements.

Reclassification of prior period presentation

Certain revenue disaggregation and segment reporting balances in prior periods have been re-presented for consistency with the current period presentation in relation to GFL’s Infrastructure services division (“GFL Infrastructure”) which has been presented as discontinued operations as discussed in Note 18. GFL’s soil remediation division, previously included in its Infrastructure and Soil Remediation segment, has been combined with its Liquid Waste segment and renamed “Environmental Services”.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

3.	BUSINESS COMBINATIONS

For the six months ended June 30, 2022, GFL completed 25 acquisitions, of which 21 were solid waste management businesses, and each of which GFL considers to be individually immaterial.

The following table presents the purchase price allocation based on the best information available to GFL to date:

	Three months ended June 30, 2022	Six months ended June 30, 2022
Net working capital, including cash acquired of $39.4 million and $44.4 million, respectively	$38.1	$36.4
Property and equipment	407.7	441.6
Intangible assets	300.5	319.8
Goodwill	377.0	408.2
Lease obligations	(10.5)	(10.5)
Other long-term liabilities	(7.2)	(7.2)
Landfill closure and post-closure obligations	(8.3)	(18.5)
Deferred income tax liabilities	(23.1)	(23.5)
Net assets acquired	$1,074.2	$1,146.3

Share capital issued	$154.5	$154.5
Cash paid	919.7	991.8
Total consideration	$1,074.2	$1,146.3

In addition to the consideration noted above, during the six months ended June 30, 2022, GFL paid $10.2 million in additional consideration related to acquisitions from prior years.

GFL finalizes purchase price allocations relating to acquisitions within 12 months of the respective acquisition date and, as a result, there may be differences between the provisional estimates reflected above and the final acquisition accounting. During the six months ended June 30, 2022, GFL finalized the purchase price allocations for certain acquisitions resulting in a decrease in property and equipment of $13.8 million, an increase in intangible assets of $1.0 million, an increase in lease obligations of $1.5 million, an increase in accrued liabilities of $2.3 million, a decrease in closure and post-closure obligations of $5.3 million, a decrease in deferred income tax liabilities of $1.4 million and an increase in goodwill of $9.9 million.

Approximately $663.2 million and $674.4 million of the goodwill acquired during the three and six months ended June 30, 2022 ($nil and $24.5 million for the three and six months ended June 30, 2021) is expected to be deductible for tax purposes.

Since the respective acquisition dates, revenue and income before taxes of approximately $72.3 million and $10.2 million, respectively, attributable to the 2022 acquisitions, are included in these Interim Financial Statements.

Pro forma results of operations

If the 2022 acquisitions had occurred on January 1, 2022, the unaudited consolidated pro forma revenue and income before taxes for the six months ended June 30, 2022 would have been $3,245.1 million and $175.7 million. The pro forma results do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred at the beginning of the year, nor are they necessarily indicative of future operating results.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

4.	PROPERTY AND EQUIPMENT

The following table presents the changes in cost and accumulated depreciation of GFL’s property and equipment for the periods indicated:

	Land, buildings and improvements	Landfills	Vehicles	Machinery and equipment	Assets under development	Containers	Right-of- use assets	Total
Cost
Balance, December 31, 2021	$1,482.7	$2,257.0	$2,082.0	$1,129.0	$69.3	$549.3	$348.7	$7,918.0
Additions	56.0	32.5	92.2	51.1	41.6	36.5	51.7	361.6
Acquisitions via business combinations	31.3	184.1	128.3	22.0	6.2	59.0	10.7	441.6
Adjustments for prior year acquisitions	—	(6.0)	(6.5)	(0.7)	—	—	1.5	(11.7)
Adjustments for asset retirement obligations	—	(97.6)	—	—	—	—	—	(97.6)
Disposals	(36.0)	(52.7)	(21.3)	(235.0)	(1.9)	(0.3)	(10.0)	(357.2)
Transfers	18.2	21.9	—	0.1	(36.5)	—	(3.7)	—
Changes in foreign exchange	13.0	30.8	20.6	6.8	3.6	8.6	1.3	84.7
Balance, June 30, 2022	1,565.2	2,370.0	2,295.3	973.3	82.3	653.1	400.2	8,339.4
Accumulated depreciation
Balance, December 31, 2021	107.1	474.9	679.0	389.2	—	163.0	94.2	1,907.4
Depreciation	29.5	128.7	145.2	87.2	—	41.9	35.5	468.0
Disposals	(3.2)	(4.9)	(11.3)	(91.9)	—	(0.4)	(5.5)	(117.2)
Impairment	8.6	—	—	0.5	—	—	—	9.1
Changes in foreign exchange	1.2	9.5	8.2	2.9	—	2.8	0.4	25.0
Balance, June 30, 2022	143.2	608.2	821.1	387.9	—	207.3	124.6	2,292.3
Carrying amounts
At December 31, 2021	$1,375.6	$1,782.1	$1,403.0	$739.8	$69.3	$386.3	$254.5	$6,010.6
At June 30, 2022	$1,422.0	$1,761.8	$1,474.2	$585.4	$82.3	$445.8	$275.6	$6,047.1

For the three and six months ended June 30, 2022, total depreciation of property and equipment was $241.1 million and $468.1 million ($216.7 million and $415.6 million for the three and six months ended June 30, 2021). Of the total depreciation for the three and six months ended June 30, 2022, $233.7 million and $452.8 million was included in cost of sales ($209.0 million and $400.3 million for the three and six months ended June 30, 2021) and $7.4 million and $15.3 million was included in selling, general and administrative expenses ($7.7 million and $15.3 million for the three and six months ended June 30, 2021).

Depreciation of property and equipment of $472.8 million as presented in the statement of cash flows for the six months ended June 30, 2022 was comprised of $468.0 million of depreciation shown above, inclusive of GFL Infrastructure that was classified as discontinued operations, and $4.8 million of depreciation expense due to the difference between the asset retirement obligation (“ARO”) calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO through purchase accounting, compared to the risk-free discount rate required for annual valuations.

For the six months ended June 30, 2022, GFL recognized a $9.1 million impairment charge related to assets that were destroyed in a fire. There was no such charge for the six months ended June 30, 2021.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

5.	GOODWILL AND INTANGIBLE ASSETS

The following table presents the changes in cost and accumulated amortization of GFL’s goodwill and intangible assets for the periods indicated:

	Goodwill	Indefinite life C of A	Customer lists and municipal contracts	Trade name, definite life C of A and other licenses	Non- compete agreements	Total
Cost
Balance, December 31, 2021	$7,501.1	$811.9	$3,219.7	$81.5	$550.0	$12,164.2
Acquisitions via business combinations	408.2	6.7	198.6	0.3	114.2	728.0
Adjustments for prior year acquisitions	8.8	—	—	—	—	8.8
Other	—	—	8.5	—	0.5	9.0
Disposals	(179.5)	(2.8)	(19.2)	—	(43.1)	(244.6)
Changes in foreign exchange	75.5	0.9	23.6	1.3	6.1	107.4
Balance, June 30, 2022	7,814.1	816.7	3,431.2	83.1	627.7	12,772.8
Accumulated amortization
Balance, December 31, 2021	—	—	1,101.4	21.0	210.7	1,333.1
Amortization	—	—	197.3	4.1	57.7	259.1
Disposals	—	—	(12.5)	—	(25.6)	(38.1)
Changes in foreign exchange	—	—	7.1	0.4	1.8	9.3
Balance, June 30, 2022	—	—	1,293.3	25.5	244.6	1,563.4
Carrying amounts
At December 31, 2021	$7,501.1	$811.9	$2,118.3	$60.5	$339.3	$10,831.1
At June 30, 2022	$7,814.1	$816.7	$2,137.9	$57.6	$383.1	$11,209.4

All intangible asset amortization expense is included in cost of sales.

For the six months ended June 30, 2022, GFL completed the GFL Infrastructure divestiture for cash consideration of $224.0 million and an approximate 45% non-controlling equity interest in Green Infrastructure Partners Inc. (“GIP”). During the six months ended June 30, 2022, GFL also completed divestitures of certain post collection assets and ancillary operations for aggregate proceeds of $85.8 million.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

6.	LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

The following table presents GFL’s landfill closure and post-closure obligations for the periods indicated:

Balance, December 31, 2021	$880.6
Acquisitions via business combinations	18.5
Adjustment related to prior year acquisitions	(5.3)
Disposals	(11.4)
Provisions	36.1
Adjustment for discount rates	(97.6)
Accretion	9.2
Expenditures	(7.8)
Changes in foreign exchange	11.8
Balance, June 30, 2022	834.1
Less: Current portion of landfill closure and post-closure obligations	(38.5)
Non-current portion of landfill closure and post-closure obligations	$795.6

The maturation of GFL’s landfill closure and post-closure obligations has not materially changed since December 31, 2021.

Funded landfill post-closure assets

GFL is required to deposit funds into trusts to settle post-closure obligations for landfills in certain jurisdictions. As at June 30, 2022, included in other long-term assets are funded landfill post-closure obligations, representing the fair value of legally restricted assets, totaling $25.0 million ($22.9 million as at December 31, 2021).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

7.	LONG-TERM DEBT

The following table presents GFL’s long-term debt for the periods indicated:

	June 30, 2022	December 31, 2021
Revolving credit facility	$755.0	$—
Term Loan A Facility	500.0	500.0
Term Loan B Facility	1,666.5	1,647.9
Notes
4.250% USD senior secured notes (“4.250% 2025 Secured Notes”)(1)	644.3	633.9
3.750% USD senior secured notes (“3.750% 2025 Secured Notes”)(2)	966.5	950.9
5.125% USD senior secured notes (“5.125% 2026 Secured Notes”)(3)	644.3	633.9
3.500% USD senior secured notes (“3.500% 2028 Secured Notes”)(4)	966.5	950.9
4.000% USD senior notes (“4.000% 2028 Notes”)(5)	966.5	950.9
4.750% USD senior notes (“4.750% 2029 Notes”)(6)	966.5	950.9
4.375% USD senior notes (“4.375% 2029 Notes”)(7)	708.7	697.2
Equipment loans and others at interest rates ranging from 3.02% to 4.37%	0.2	4.6
Subtotal	8,785.0	7,921.1
Discount	(4.3)	(4.6)
Net derivative instruments	75.1	131.9
Deferred finance costs	(65.7)	(69.4)
Total long-term debt	8,790.1	7,979.0
Less: Current portion of long-term debt	(17.1)	(17.2)
Non-current portion of long-term debt	$8,773.0	$7,961.8

(1)	The 4.250% 2025 Secured Notes bear interest semi-annually which commenced on December 1, 2020 with the principal maturing on June 1, 2025.
(2)	The 3.750% 2025 Secured Notes bear interest semi-annually which commenced on February 1, 2021 with the principal maturing on August 1, 2025.
(3)	The 5.125% 2026 Secured Notes bear interest semi-annually which commenced on December 15, 2019 with principal maturing on December 15, 2026.
(4)	The 3.500% 2028 Secured Notes bear interest semi-annually which commenced on September 1, 2021 with principal maturing on September 1, 2028.
(5)	The 4.000% 2028 Notes are comprised of US$500.0 million of initial notes and US$250.0 million of additional notes. The initial notes bear interest semi-annually which commenced on February 1, 2021, and the additional notes bear interest semi-annually which commenced on February 1, 2022. The total principal is maturing on August 1, 2028.
(6)	The 4.750% 2029 Notes bear interest semi-annually which commenced on December 15, 2021 with principal maturing on June 15, 2029.
(7)	The 4.375% 2029 Notes bear interest semi-annually which commenced on February 15, 2022 with principal maturing on August 15, 2029.

On May 27, 2022, GFL exercised in full the $300.0 million accordion option provided for in its amended and restated revolving credit agreement dated as of September 27, 2021 (as amended, the “Revolving Credit Agreement”). As a result, GFL has access to (a) a $1,205.0 million revolving credit facility (available in Canadian and US dollars) and an aggregate US$75.0 million in revolving credit facilities (available in US dollars) (collectively, the “Revolving Credit Facility”) and (b) a term loan of $500.0 million (the “Term Loan A Facility”). The Revolving Credit Facility and Term Loan A Facility accrue interest at a rate of LIBOR/Bankers Acceptance plus 1.500% to 2.250% or Canadian/US prime plus 0.500% to 1.250%.

The Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 6.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 5.75 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at June 30, 2022 and December 31, 2021, GFL was in compliance with these covenants.

GFL has a term loan B facility which matures on May 31, 2025 and bears interest at a rate of LIBOR (with a floor rate at 0.500%) plus 3.000% or US prime plus 2.000% (the “Term Loan B Facility”). The Term Loan B Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

8.	INTEREST AND OTHER FINANCE COSTS

The following table presents GFL’s interest and other finance costs for the periods indicated, excluding the results of GFL Infrastructure which has been classified as discontinued operations:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021(1)
Interest	$91.6	$74.2	$176.4	$151.1
Prepayment penalties for early note redemption	—	49.3	—	49.3
Amortization of deferred finance costs	3.3	7.7	6.5	11.1
Accretion of landfill closure and post-closure obligations	4.6	2.9	9.2	7.3
Other finance costs	5.3	5.7	12.4	12.2
Interest and other finance costs	$104.8	$139.8	$204.5	$231.0

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.

9.	TANGIBLE EQUITY UNITS

Each TEU, which has a stated amount of US$50.00, is comprised of a prepaid stock purchase contract (“Purchase Contract(s)”) and a senior amortizing note (“Amortizing Note(s)”) due March 15, 2023, both of which are freestanding instruments and separate units of account. As at June 30, 2022, 11,698,678 Purchase Contracts were outstanding (11,698,678 as at December 31, 2021).

The following table presents the respective components of the TEUs as at the dates indicated:

	June 30, 2022	December 31, 2021
Amortizing Notes	$43.6	$70.4
Purchase Contracts	851.5	1,218.1
	895.1	1,288.5
Less: Current portion	(895.1)	(56.9)
Non-current portion of Amortizing Notes and Purchase Contracts	$—	$1,231.6

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

10.	EARNINGS (LOSS) PER SHARE

The following table presents GFL’s earnings (loss) per share for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2022	2021(1)(2)	2022	2021(1)(2)
Net income (loss)	$64.3	$62.5	$91.7	$(219.5)
Less:
Net (loss) income from discontinued operations	(18.3)	8.0	(127.9)	9.7
Amounts attributable to preferred shareholders	20.1	12.9	40.0	26.2
Adjusted net income (loss) from continuing operations	$62.5	$41.6	$179.6	$(255.4)

Weighted average number of shares outstanding	366,843,674	360,735,698	365,447,590	360,557,744
Effect of dilutive instruments	1,863,011	1,804,230	2,224,915	—
Diluted weighted average number of shares outstanding	368,706,685	362,539,928	367,672,505	360,557,744

Basic and diluted earnings (loss) per share
Continuing operations	$0.17	$0.12	0.49	(0.71)
Discontinued operations	(0.05)	0.02	(0.35)	0.03
Total operations	$0.12	$0.14	$0.14	$(0.68)

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.

(2)	Subsequent to the original issuance of the June 30, 2021 unaudited interim condensed consolidated financial statements, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, income tax recovery increased by $37.3 million for the three months ended June 30, 2021 and decreased by $18.5 million for the six months ended June 30, 2021.

Basic and diluted earnings (loss) per share includes the minimum conversion of TEUs into subordinate voting shares, which as at June 30, 2022 represented 25,661,050 subordinate voting shares (31,790,167 subordinate voting shares as at June 30, 2021). Diluted loss per share excludes the effects of time-based share options, RSUs (defined below), Preferred Shares (defined below), and any amount of subordinate voting shares arising from the conversion of TEUs in excess of the minimum conversion, as the effect would be anti-dilutive.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

11.	REVENUE

The following table presents GFL’s revenue disaggregated by service type for the periods indicated, excluding the results of GFL Infrastructure which has been classified as discontinued operations:

	Three months ended June 30,		Six months ended June 30,
	2022	2021(1)	2022	2021(1)
Residential	$369.7	$304.8	$699.7	$592.5
Commercial/industrial	610.2	452.6	1,124.3	876.6
Total collection	979.9	757.4	1,824.0	1,469.1
Landfill	208.6	161.0	385.3	300.9
Transfer	175.0	154.5	316.9	284.6
Material recovery	94.1	85.7	183.1	166.4
Other	106.2	60.7	176.7	115.7
Solid Waste	1,563.8	1,219.3	2,886.0	2,336.7
Environmental Services(2)	347.9	159.4	599.4	286.0
Intercompany revenue	(204.2)	(162.6)	(376.5)	(307.0)
Revenue	$1,707.5	$1,216.1	$3,108.9	$2,315.7

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.

(2)	Environmental Services segment is the combination of the Liquid Waste segment and the soil remediation division, previously included in GFL’s Infrastructure and Soil Remediation segment.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

12.	OPERATING SEGMENTS

The following tables present GFL’s revenue and Adjusted EBITDA by operating segment for the periods indicated, excluding the results of GFL Infrastructure which has been classified as discontinued operations. Gross revenue is calculated based on revenue before intercompany revenue eliminations.

	Three months ended June 30, 2022
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$498.4	$(63.7)	$434.7	$117.8
USA	1,065.4	(116.9)	948.5	288.9
Solid Waste	1,563.8	(180.6)	1,383.2	406.7
Environmental Services(2)	347.9	(23.6)	324.3	91.5
Corporate	—	—	—	(44.9)
	$1,911.7	$(204.2)	$1,707.5	$453.3

	Three months ended June 30, 2021(1)
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$401.7	$(52.5)	$349.2	$105.0
USA	817.6	(96.9)	720.7	225.3
Solid Waste	1,219.3	(149.4)	1,069.9	330.3
Environmental Services(2)	159.4	(13.2)	146.2	41.7
Corporate	—	—	—	(34.2)
	$1,378.7	$(162.6)	$1,216.1	$337.8

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.

(2)	Environmental Services segment is the combination of the Liquid Waste segment and the soil remediation division, previously included in GFL’s Infrastructure and Soil Remediation segment.

	Six months ended June 30, 2022
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA
Solid Waste
Canada	$906.1	$(115.7)	$790.4	$211.5
USA	1,979.9	(217.4)	1,762.5	544.9
Solid Waste	2,886.0	(333.1)	2,552.9	756.4
Environmental Services	599.4	(43.4)	556.0	137.9
Corporate	—	—	—	(86.6)
	$3,485.4	$(376.5)	$3,108.9	$807.7

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

	Six months ended June 30, 2021(1)
	Gross Revenue	Intercompany Revenue	Revenue(1)	Adjusted EBITDA(2)
Solid Waste
Canada	$746.9	$(95.4)	$651.5	$188.0
USA	1,589.8	(186.7)	1,403.1	447.5
Solid Waste	2,336.7	(282.1)	2,054.6	635.5
Environmental Services(2)	286.0	(24.9)	261.1	63.9
Corporate	—	—	—	(63.9)
	$2,622.7	$(307.0)	$2,315.7	$635.5

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.

(2)	Environmental Services segment is the combination of the Liquid Waste segment and the soil remediation division, previously included in GFL’s Infrastructure and Soil Remediation segment.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

The following table presents GFL’s reconciliation of Adjusted EBITDA to net income (loss) from continuing operations for the periods indicated, excluding the results of GFL Infrastructure which was classified as discontinued operations:

	Three months ended June 30,		Six months ended June 30,
	2022	2021(1)	2022	2021(1)
Adjusted EBITDA	$453.3	$337.8	$807.7	$635.5
Less:
Depreciation of property and equipment	241.1	216.7	468.1	415.6
Amortization of intangible assets	133.4	109.2	257.9	219.5
Interest and other finance costs	104.8	139.8	204.5	231.0
Loss (gain) on foreign exchange	112.6	(37.3)	54.0	(76.3)
(Gain) loss on sale of property and equipment	(2.6)	0.3	(4.4)	1.1
Mark-to-market (gain) loss on Purchase Contracts	(206.2)	(117.3)	(381.1)	111.0
Share of net income of investments accounted for using the equity method	(5.3)	—	(5.3)	—
Share-based payments	13.0	9.7	24.8	18.6
Impairment	9.1	—	9.1	—
Gain on divestiture	—	(35.5)	(6.5)	(35.5)
Transaction costs	11.4	13.3	23.3	25.4
Acquisition, rebranding and other integration costs	7.3	6.6	13.4	10.1
Income tax recovery	(47.9)	(22.2)	(69.7)	(55.8)
Net income (loss) from continuing operations	$82.6	$54.5	$219.6	$(229.2)

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.

Goodwill and indefinite life intangible assets by operating segment

The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments is as follows:

	June 30, 2022	December 31, 2021(1)
Solid Waste
Canada	$2,014.9	$1,934.7
USA	5,737.1	5,328.8
Environmental Services(2)	878.8	872.2
	8,630.8	8,135.7
GFL Infrastructure	—	177.3
	$8,630.8	$8,313.0

(1)	Comparative figures have been re-presented, refer to Note 2 and Note 18.

(2)	Environmental Services segment is the combination of the Liquid Waste segment and the soil remediation division, previously included in GFL’s Infrastructure and Soil Remediation segment.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

13.	SHAREHOLDERS' EQUITY

a)	Authorized capital

GFL’s authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, (iii) an unlimited number of preferred shares, issuable in series, (iv) 28,571,428 Series A perpetual convertible preferred shares (the “Series A Preferred Shares”), and (v) 8,196,721 Series B perpetual convertible preferred shares (the “Series B Preferred Shares”). The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”.

Normal course issuer bid

On May 10, 2022, the Toronto Stock Exchange accepted GFL’s notice of intention to implement a normal course issuer bid (“NCIB”) during the twelve-month period commencing on May 12, 2022 and ending May 11, 2023. Under the NCIB, a maximum of 16,510,694 subordinate voting shares may be repurchased by GFL. All subordinate voting shares repurchased by GFL under the NCIB will be cancelled. During the six months ended June 30, 2022, GFL did not repurchase any subordinate voting shares under the plan.

Share issuances and cancellations

The following table presents GFL’s share capital for the periods indicated:

	Subordinate voting shares	Multiple voting shares	Preferred Shares	Total
Balance, December 31, 2021	326,229,953	12,062,964	36,768,149	375,061,066
Issued as partial consideration for acquisition	3,976,434	—	—	3,976,434
Converted from options	450,000	—	—	450,000
Converted from RSUs	158,899	—	—	158,899
Converted from multiple voting shares into subordinate voting shares	250,000	(250,000)	—	—
Cancelled during the period	(8,057)	—	—	(8,057)
Balance, June 30, 2022	331,057,229	11,812,964	36,768,149	379,638,342

b)	Share options, restricted share units (“RSUs”), and deferred share units (“DSUs”)

Share options

The number of share options held by officers and employees with their average exercise price per option are summarized below:

	Options	Weighted average exercise price (US$)
Share options outstanding, December 31, 2021	24,114,121	$31.79
Exercised	(1,985,539)	22.80
Share options outstanding, June 30, 2022	22,128,582	$32.59
Vested from outstanding above, June 30, 2022	4,398,876	$26.02

For the three and six months ended June 30, 2022, there were no options granted, expired or forfeited.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

For the three and six months ended June 30, 2022, the total compensation expense related to share options amounted to $5.1 million and $10.7 million ($2.6 million and $6.3 million for the three and six months ended June 30, 2021).

RSUs and DSUs

The following table presents GFL’s summary of the status of RSUs and DSUs for the periods indicated:

	RSUs	Weighted average grant date fair value (US$)	DSUs	Weighted average grant date fair value (US$)
Outstanding, December 31, 2021	1,736,670	$26.77	32,536	$27.76
Granted	122,110	29.66	11,162	34.81
Settled	(158,635)	27.51	—	—
Forfeited	(40,404)	27.75	—	—
Outstanding, June 30, 2022	1,659,741	$26.89	43,698	$29.56
Expected to vest from outstanding above, June 30, 2022	1,596,544	$26.94	43,698	$29.56

For the three and six months ended June 30, 2022, there were no RSUs or DSUs cancelled.

For the three and six months ended June 30, 2022, the total compensation expense related to RSUs amounted to $7.6 million and $13.6 million ($6.9 million and $11.9 million for the three and six months ended June 30, 2021). For the three and six months ended June 30, 2022, the total compensation expense related to DSUs amounted to $0.3 million and $0.5 million ($0.2 million and $0.4 million for the three and six months ended June 30, 2021).

14.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents GFL’s net change in non-cash working capital for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Effects of changes in
Accounts payable and accrued liabilities	$141.2	$63.7	$99.7	$(28.9)
Trade and other receivables, net	(198.2)	(54.9)	(218.4)	6.0
Prepaid expenses and other assets	(33.8)	(18.7)	(41.7)	(21.1)
Changes in non-cash working capital items	(90.8)	(9.9)	(160.4)	(44.0)
Changes in non-cash working capital items for discontinued operations	—	(2.3)	(44.8)	(18.5)
Changes in non-cash working capital items for continuing operations	$(90.8)	$(7.6)	$(115.6)	$(25.5)

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

GFL’s financial instruments consist of cash, trade accounts receivable, trade accounts payable, long-term debt, including related hedging instruments, and TEUs.

Fair value measurement

The carrying value of GFL’s financial assets are equal to their fair values. The carrying value of GFL’s financial liabilities approximate their fair values with the exception of GFL’s outstanding USD secured and unsecured notes (the “Notes”) and Amortizing Notes. The fair value hierarchy for these instruments are as follows for the periods indicated:

	June 30, 2022
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$5,859.0	$5,150.8	$—	$5,150.8	$—
Amortizing Notes	43.6	43.6	43.6	—	—

	December 31, 2021
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Notes	$5,764.0	$5,808.3	$—	$5,808.3	$—
Amortizing Notes	70.4	70.4	70.4	—	—

GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its Notes. Certain leases, equipment loans and other, and amounts due to related parties, do not bear interest or bear interest at an amount that is not stated at fair value.

Purchase Contracts and net derivative instruments, which are recorded at fair value, are classified within Level 1 and Level 2, respectively.

Financial risk management

There were no changes in the financial risk management policies disclosed in the Annual Financial Statements.

16.	COMMITMENTS

a) Letters of credit

As at June 30, 2022, GFL had letters of credit totaling approximately $221.6 million outstanding ($199.5 million as at December 31, 2021), which are not recognized in the Interim Financial Statements. Interest expense in connection with these letters of credit was $1.2 million and $2.3 million for the three and six months ended June 30, 2022 ($0.9 million and $1.8 million for the three and six months ended June 30, 2021).

b) Performance bonds

As at June 30, 2022, GFL had issued performance bonds totaling $1,328.2 million ($1,748.1 million as at December 31, 2021).

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

17.	RELATED PARTY TRANSACTIONS

After the payment of the semi-annual instalment of $3.5 million, the remaining principal outstanding on the note payable to Josaud Holdings Inc. (an entity controlled by Patrick Dovigi) was $7.0 million as at June 30, 2022 ($10.5 million as at December 31, 2021).

After the payment of the semi-annual instalment of $2.9 million, the remaining principal outstanding on the note payable to Sejosa Holdings Inc. (an entity controlled by Patrick Dovigi) was $17.4 million as at June 30, 2022 ($20.3 million as at December 31, 2021).

For the three and six months ended June 30, 2022, GFL paid $1.3 million and $2.4 million ($1.1 million and $1.9 million for the three and six months ended June 30, 2021) in aggregate lease payments to related parties.

For the three months ended June 30, 2022, GFL entered into transactions with GIP which resulted in revenue of $3.7 million ($nil for the three months ended June 30, 2021) and net receivables of $1.2 million as at June 30, 2022 ($nil as at December 31, 2021).

18.	DISCONTINUED OPERATIONS

On April 25, 2022, GFL announced the completion of the divestiture of GFL Infrastructure for cash consideration of $224.0 million and an approximate 45% non-controlling equity interest in GIP, an entity that is controlled by funds managed by HPS Investment Partners Inc. through a majority equity interest. An affiliate controlled by Patrick Dovigi holds a minority equity interest in GIP.

The results of GFL Infrastructure are presented as a single amount on the statement of operations and comprehensive income (loss). The post-tax results of the discontinued operations are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue	$—	$98.2	$96.8	$185.2
Expenses	—	89.9	98.4	175.1
Earnings (loss) before income taxes	—	8.3	(1.6)	10.1
Income tax (recovery) expense	—	0.3	(1.8)	0.4
Net income	—	8.0	0.2	9.7
Impairment	(18.3)	—	(128.1)	—
Net (loss) income and comprehensive (loss) income from discontinued operations	$(18.3)	$8.0	$(127.9)	$9.7

Prior to completion of the GFL Infrastructure divestiture, GFL identified additional net assets relating to GFL Infrastructure which resulted in an additional impairment charge for discontinued operations.

GFL Environmental Inc. - Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In millions of dollars except per share amounts or otherwise stated)

Cash flow information for GFL Infrastructure is as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Operating cash flows from discontinued operations	$—	$12.9	$(35.4)	$4.7
Investing cash flows from discontinued operations	—	(11.3)	(7.2)	(39.7)
Financing cash flows from discontinued operations	—	(0.8)	(1.0)	(1.6)
Increase (decrease) in cash from discontinued operations	$—	$0.8	$(43.6)	$(36.6)